Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON	JOHN F. SAVARESE	51 WEST 5 2ND STREET		DEBORAH L. PAUL	ADAM J. SHAPIRO
HERBERT M. WACHTELL	SCOTT K. CHARLES	NEW YORK, N.Y. 10019-6150		DAVID C. KARP	NELSON O. FITTS
BERNARD W. NUSSBAUM	DAVID S. NEILL	TELEPHONE: (212) 403-1000		RICHARD K. KIM	JEREMY L. GOLDSTEIN
LAWRENCE B. PEDOWITZ	JODI J. SCHWARTZ	FACSIMILE: (212) 403-2000		JOSHUA R. CAMMAKER	JOSHUA M. HOLMES
PAUL VIZCARRONDO, JR.	ADAM O. EMMERICH	____________________		MARK GORDON	DAVID E. SHAPIRO
PETER C. HEIN	GEORGE T. CONWAY III	GEORGE A. KATZ (1965-1989)		JOSEPH D. LARSON	DAMIAN G. DIDDEN
HAROLD S. NOVIKOFF	RALPH M. LEVENE	JAMES H. FOGELSON (1967-1991)		LAWRENCE S. MAKOW	ANTE VUCIC
MEYER G. KOPLOW	RICHARD G. MASON	____________________		JEANNEMARIE O’BRIEN	IAN BOCZKO
THEODORE N. MIRVIS	MICHAEL J. SEGAL	OF COUNSEL		WAYNE M. CARLIN	MATTHEW M. GUEST
EDWARD D. HERLIHY	DAVID M. SILK	WILLIAM T. ALLEN	ROBERT M. MORGENTHAU	STEPHEN R. DIPRIMA	DAVID E. KAHAN

DANIEL A. NEFF	ROBIN PANOVKA	PETER C. CANELLOS	ERIC S. ROBINSON	NICHOLAS G. DEMMO	DAVID K. LAM
ERIC M. ROTH	DAVID A. KATZ	DAVID M. EINHORN	PATRICIA A. ROBINSON*	IGOR KIRMAN	BENJAMIN M. ROTH
ANDREW R. BROWNSTEIN	ILENE KNABLE GOTTS	KENNETH B. FORREST	LEONARD M. ROSEN	JONATHAN M. MOSES	JOSHUA A. FELTMAN
MICHAEL H. BYOWITZ	DAVID M. MURPHY	THEODORE GEWERTZ	MICHAEL W. SCHWARTZ	T. EIKO STANGE	ELAINE P. GOLIN
PAUL K. ROWE	JEFFREY M. WINTNER	RICHARD D. KATCHER	ELLIOTT V. STEIN	DAVID A. SCHWARTZ	EMIL A. KLEINHAUS
MARC WOLINSKY	TREVOR S. NORWITZ	THEODORE A. LEVINE	WARREN R. STERN	JOHN F. LYNCH	KARESSA L. CAIN
DAVID GRUENSTEIN	BEN M. GERMANA	DOUGLAS K. MAYER	PATRICIA A. VLAHAKIS	WILLIAM SAVITT	RONALD C.CHEN
STEPHEN G. GELLMAN	ANDREW J. NUSSBAUM	ROBERT B. MAZUR	J. BRYAN WHITWORTH	ERIC M. ROSOF	GORDON S. MOODIE
STEVEN A. ROSENBLUM	RACHELLE SILVERBERG	PHILIP MINDLIN	AMY R. WOLF	MARTIN J.E. ARMS	DONGJU SONG
STEPHANIE J. SELIGMAN	STEVEN A. COHEN	* ADMITTED IN THE DISTRICT OF COLUMBIA		GREGORY E. OSTLING DAVID B. ANDERS	BRADLEY R. WILSON
____________________

COUNSEL

		DAVID M. ADLERSTEIN	PAULA N. GORDON
		MICHELE J. ALEXANDER	NANCY B. GREENBAUM
		AMANDA K. ALLEXON**	MAURA R. GROSSMAN
		LOUIS J. BARASH	MARK A. KOENIG
		DIANNA CHEN	J. AUSTIN LYONS
		ANDREW J.H. CHEUNG	AMANDA N. PERSAUD
		PAMELA EHRENKRANZ	JEFFREY A. WATIKER
KATHRYN GETTLES-ATWA

** ADMITTED IN THE STATE OF ILLINOIS

May 6, 2013

VIA EDGAR AND FEDERAL EXPRESS

Ms. Pamela Long

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.W.

Washington, DC 20549

Re:	Constellium Holdco B.V.

Confidential Draft Amendment No. 4 to Registration Statement on Form F-1

Submitted April 26, 2013

File No. 377-00059

Dear Ms. Long:

On behalf of Constellium Holdco B.V., a company incorporated in the Netherlands that will be renamed Constellium N.V. (the “Company” and, together with its subsidiaries, “Constellium”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided in your letter, dated May 3, 2013, with respect to the confidential draft Registration Statement referenced above. We have included in this letter, where relevant, responses forwarded to us by representatives of the Company regarding the Staff’s comments relating to the filing referenced above. For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response.

With this letter, the Company is confidentially submitting a further amendment to its draft Registration Statement on Form F-1 (“Amendment No. 5”). We are providing

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 6, 2013

supplementally to the Staff six copies of the Amendment No. 5 blacklined to show the changes to the draft Registration Statement Amendment No. 4 that we submitted to you on April 26, 2013. All page references in the responses set forth below are to the pages of Amendment No. 5. All capitalized terms used but not defined herein have the meanings given to them in Amendment No. 5.

General

1.	We note that on the prospectus cover page you have reflected the change in the company name and the form of corporate entity. Please reflect this change also with respect to company signature on page II-3 of the registration statement. In addition, please submit with your next amendment drafts of your legal opinion and the form of Amended and Restated Articles of Association of Constellium Holdco B.V. for our review, as well as explain to us why the amended and restated articles of association are not those of Constellium N.V. In this regard, we note your “Corporate History and Information” on page 17 where you anticipate the conversion of the company into a Dutch public limited liability company renamed Constellium N.V. to occur immediately prior to the consummation of this offering. Please clarify whether you expect that the conversion will take place before or after effectiveness. For further guidance, please refer to Sections II.B.2(e) and (f) of Staff Legal Bulletin No.19 (CF) dated October 14, 2011.

Constellium Holdco B.V. is currently the relevant legal entity and signatory of the Registration Statement, and accordingly, the Company has not updated the signature page to reflect Constellium N.V. as signatory. In response to the Staff’s comment, the Company has revised the cover page of the prospectus to indicate that the issuer is Constellium Holdco B.V. and has noted that the issuer will be later renamed Constellium N.V. After the conversion of the Company into a Dutch public limited liability company and renaming as Constellium N.V., which the Company expects will occur prior to the effective time of the Registration Statement, the Company will update the Registration Statement and prospectus to reflect the conversion and corresponding name change, and will file the updated Registration Statement with Constellium N.V. as the signatory.

In addition, the Company has filed Exhibit 3.1 (the form of Amended and Restated Articles of Association of Constellium N.V.) and Exhibit 5.1 (form of legal opinion of Stibbe) with Amendment No. 5. The Company has revised its disclosure in the exhibit table to revise the erroneous reference to Constellium Holdco B.V. to refer instead to Constellium N.V. and thereby clarify that the Amended and Restated Articles of Association will govern the Company after its conversion to an N.V. The Company will file a signed version of Exhibit 5.1 prior to effectiveness of the Registration Statement.

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 6, 2013

Recent Developments, page 14

New Term Loan, Application of Term Loan Proceeds and Issuance of Preference Shares, page 16

2.	We note your response to comment two in our letter dated April 23, 2013. Once the 147 million Euros distribution has been paid on the preference shares, the rights attached to the preference shares will automatically and immediately become equal to the rights attached to the ordinary shares. You have agreed with your existing shareholders to repurchase the preference shares for no consideration following the payment of the 147 million Euros. Please expand your disclosures to provide additional clarity as to what will happen after the 147 million Euros distribution is paid. Please further clarify if the repurchase of the preference shares will occur simultaneously with the payment of the distribution. If so, it is not clear why the holders would continue to have rights equal to the holders of ordinary shares.

The Company respectfully advises the Staff that pursuant to the Amended and Restated Articles of Association of Constellium N.V., the preference shares will have voting rights and rights to profits equal to such rights of ordinary shares after the approximately €147 million distribution is paid. The Company has agreed with the holders of the preference shares, however, to repurchase the preference shares for no consideration simultaneously with, or shortly after, the approximately €147 million has been paid. Following such repurchase, the preference shares will be held by the Company. The Amended and Restated Articles of Association of Constellium N.V. and Dutch law provide that shares held by the Company will have no voting rights and no profit rights. In response to the Staff’s comment, the Company has updated the disclosure in the Registration Statement. Please refer to page 17 of Amendment No. 5.

Provisions of our documents and applicable law may impede or discourage a takeover…, page 43

3.	We note that you have added disclosure at the end of this risk factor stating that due to some of your products which may have applications in the defense sector, you may be subject to rules and regulations in jurisdictions that could impede or discourage takeovers. Here or in an appropriate section of the filing, please expand your disclosure to identify this category of products and to better explain the resulting implications of being subject to such rules and regulations.

In response to the Staff’s comment, the Company has included additional disclosure in the Registration Statement. Please refer to page 44 of Amendment No. 5.

Capitalization, page 50

4.	Please clearly show in the notes how you computed each pro forma and as adjusted pro forma amount, including a discussion of any significant assumptions and estimates used

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 6, 2013

to arrive at the amounts. For example, you should clearly disclose in the note to the table each of the adjustments and corresponding amounts that impacted the as adjusted and as adjusted pro forma cash and cash equivalents as well as retained deficit amounts.

In response to the Staff’s comment, the Company has updated the disclosure in the Registration Statement. Please refer to page 51 of Amendment No. 5.

5.	We note your response to comment seven in our letter dated April 23, 2013. In a similar manner to your response, please clearly disclose why you are not presenting preference shares in your capitalization table.

In response to the Staff’s comment, the Company has updated the disclosure in the Registration Statement. Please refer to page 51 of Amendment No. 5.

6.	The as adjusted and as adjusted pro forma column headings refer to notes 11 and 12 but there do not appear to be any corresponding notes 11 and 12. Please revise as necessary.

In response to the Staff’s comment, the Company has updated the disclosure in the Registration Statement. Please refer to page 51 of Amendment No. 5.

7.	Please present the historical, as adjusted, and as adjusted pro forma shares authorized, issued and outstanding in your capitalization table.

In response to the Staff’s comment, the Company has updated the disclosure in the Registration Statement. Please refer to page 51 of Amendment No. 5.

Issuance of Ordinary Shares, page 146

8.	We note your disclosure that prior to completion of this offering, the shareholders will adopt a resolution in connection with the issuance prior to the conversion of Constellium into a Dutch public limited liability company, of a maximum of 94,289,289 Class A ordinary shares, 915,702 Class B1 ordinary shares and 1,037,493 Class B2 ordinary shares. With a view towards disclosure please explain to us the transactions pursuant to which these shares will be issued, including the corresponding accounting and who is receiving these shares. In addition, please disclose the transaction(s) throughout the filing, including under the recent development section, and indicate how these issuances are reflected in your capitalization table and whether they will have a dilutive effect.

The Company respectfully advises the Staff that page 146 of Amendment No. 4 to the Registration Statement erroneously suggested that the Company was planning a share issuance of a maximum of 94,289,289 Class A ordinary shares, 915,702 Class B1 ordinary shares and

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 6, 2013

1,037,493 Class B2 ordinary shares prior to completion of this offering. To clarify, the only planned issuance of ordinary shares prior to the completion of the offering is the issuance of 83,945,965 additional Class A ordinary shares, 815,252 additional Class B1 ordinary shares and 923,683 additional Class B2 ordinary shares, which as disclosed on page 21 of Amendment No. 5, has been factored into the capitalization table and the “Dilution” section of the Registration Statement and described in detail in “Description of Capital Stock – Recapitalization and Conversion of Capital Stock in Connection with this Offering.” The purpose of this pro rata share issuance is to facilitate an appropriate per share valuation in respect of the offering price set forth on the cover page of the prospectus and it will have no dilutive effect. The new shares will be issued against payment of the per share nominal value of €0.02, which is not received in cash but instead paid out of the Company’s retained earnings, and therefore the accounting will reflect the new shares at a nominal value of €0.02 million in share capital and as a reduction to reserves.

The Registration Statement describes the transactions pursuant to which these shares will be issued, including the corresponding accounting and who is receiving these shares.

•

The “Description of Capital Stock—Recapitalization and Conversion of Capital Stock in Connection with this Offering” section describes the pro rata share issuance transaction. The section indicates that prior to the pro rata share issuance, the 31,365 shares held by the Stichting (consisting of 15,938 Class A ordinary shares, 2,441 Class B1 ordinary shares and 12,986 Class B2 ordinary shares) will be reacquired at a purchase price of €0.9 million, thereby decreasing the total number of outstanding shares upon which the pro rata share issuance will be made.

•	In response to the Staff’s comment, the Company has also included disclosure about the pro rata share issuance in its Recent Developments section. Please refer to page 17 of Amendment No. 5.

•	The pro rata share issuance has been reflected in the capitalization table. Please refer to page 51 of Amendment No. 5.

•	The “Dilution” section has taken into account the pro rata share issuance. Please refer to page 54 of Amendment No. 5.

•

The “Principal and Selling Shareholders” table has been adjusted to give effect to the pro rata share issuance in disclosing the shares beneficially owned prior to this offering. Please refer to page 136 of Amendment No. 5.

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 6, 2013

Financial Statements

General

9.	Page 20 indicates that a stock split will occur prior to this offering. Please revise your financial statements and your disclosures throughout the filing to give retroactive effect to the expected stock split. Doing this in the next amendment will save us substantial review time in future amendments. If your auditors believe that only a “draft” report can be presented, due to a pending future event such as the stock split, they can include in the filing a signed and dated preface to their “draft” report stating the reason for the “draft” report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. A signed, dated, and unrestricted auditor’s report should be included in the filing prior to effectiveness. See Rule 2-02 of Regulation S-X.

The Company respectfully advises the Staff that prior to the offering the Company will issue 83,945,965 additional Class A ordinary shares, 815,252 additional Class B1 ordinary shares and 923,683 additional Class B2 ordinary shares, par value €0.02 per share, which the Company has referred to throughout the Registration Statement as the pro rata share issuance. The pro rata share issuance is the equivalent of a 23.8:1 stock split; a stock split was not feasible under Dutch law. The Company acknowledges that the retroactive effects of the pro rata share issuance may be useful to investors and accordingly, although IAS 10 would preclude the retroactive application of this issuance in the Company’s financial statements unless required, the Company has updated its disclosure in the financial statements in response to the Staff’s comment to retroactively include the amount of shares to be issued as part of the pro rata share issuance for the 2012 and 2011 periods. The Company has made conforming changes to pages F-2, F-3, F-9, F-18, F-31, F-37 and F-64 of Amendment No. 5. In accordance with IAS 10.17, the Company’s auditors would not dual date their opinion and instead will provide a signed, dated and unrestricted auditor’s report prior to effectiveness.

Note 3. Acquisition of Rio Tinto Engineered Aluminum Products Entities, page F-22

10.	We are continuing to evaluate your responses to comments 13 through 15 in our letter dated April 23, 2013 and may have additional comments.

The Company acknowledges the Staff’s comment.

Note 12. Earnings Per Share, page F-30

11.

We note your response to comment six in our letter dated April 23, 2013. Your response indicates that each class of shares only has rights to dividends to the extent of their share premium reserves. In addition, your disclosures on page 146 regarding the order in which the holders of Class A ordinary, Class B ordinary shares, and preference shares are entitled to profits indicate that the remaining profits after the 147 million Euros distribution is made may not be allocated equally in certain circumstances.

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 6, 2013

Please further clarify in your disclosures the rights to dividends and profits that each class is entitled to in the notes to the financial statements. In light of these potential differences, please tell us what consideration you gave to IAS 33.A13 and A14 for purposes of calculating earnings per share amounts.

The Company indicated in its response to comment six of the Staff’s letter dated April 23, 2013 that each class of shares has a right to a distribution from share premium reserves to the extent of the share premium that has been contributed by such class. A distribution from share premium reserve is distinct from a dividend, in that dividend distributions are made from available profits of the Company. Prior to the completion of the offering, pursuant to the Company’s Amended and Restated Articles of Association, all profits of the Company are reserved and allocated to the dividend reserve for each class of shares (i.e., Class A ordinary shares, Class B1 ordinary shares and Class B2 ordinary shares) on a pro rata basis to reflect the total number of shares of each class outstanding. Distributions from each of these reserves may only be made following the approval of the holders of the relevant class of shares and, with respect to the Class B2 reserve, the board of directors.

The Company respectfully advises the Staff that the disclosure on page 146 of Amendment No. 4 refers to the capital structure of the Company after completion of the offering, which is expected to take place in 2013, and the rights of the Class A ordinary shares, Class B ordinary shares and preference shares to the Company’s profits, and therefore does not impact the disclosure in the Company’s financial statements for the year ended December 31, 2012. The Company has included additional disclosure in the notes to the financial statements describing the rights of the Class A ordinary shares, Class B1 ordinary shares and Class B2 ordinary shares (i.e., the capital structure in place at December 31, 2012) to profits and dividends of the Company. Please refer to page F-30 of Amendment No. 5. All shares have been treated as ordinary shares for purposes of determining earnings per share and as such the guidance in IAS 33.A13 and A14 is not applicable.

12.	Please help us understand why the earnings amount you are using to calculate basic and diluted earnings per share appears to include the amount attributable to non-controlling interests. Refer to IAS 33.A1.

In response to the Staff’s comment, the Company has updated the disclosure in the Registration Statement. Please refer to page F-31 of Amendment No. 5

Note 18. Share Capital, page F-37

13.	Please confirm there were no equity issuances since January 1, 2013 as well as any planned future equity issuances. If there were any, please provide the following for each transaction:

•	identify the parties, including any related parties;

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 6, 2013

•	the purpose of the issuance;

•	how you accounted or will account for the issuance;

•	the nature of any consideration;

•	the fair value and your basis for determining the fair value; and

•	Indicate whether the fair value was contemporaneous or retrospective.

•	To the extent applicable, reconcile the fair values you used for equity transactions to the fair value indicated by the anticipated IPO price.

For equity transactions in which your Board of Directors estimated the fair value, please provide us with a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value.

The Company confirms to the Staff that there have been no equity issuances by the Company to date since January 1, 2013. Further, the Company advises the Staff that there are currently no planned equity issuances by the Company other than (i) the pro rata share issuance to the Company’s existing shareholders undertaken in order to facilitate an appropriate per share valuation in respect of the offering price set forth on the cover page of the prospectus and (ii) the issuance of preference shares to our existing Class A, Class B1 and Class B2 shareholders that will each represent the right to receive their pro rata portion of the remaining approximately €147 million distribution which has been previously declared but remains unpaid at the date of this prospectus. The pro rata share issuance and preference share issuance are described in the Registration Statement in “Description of Capital Stock—Recapitalization and Conversion of Capital Stock in Connection with this Offering.” As disclosed in the Registration Statement, the new shares in the pro rata share issuance will be issued against payment of the per share nominal value of €0.02, which is not received in cash but instead paid out of the Company’s retained earnings, and therefore the accounting will reflect the new shares at a nominal value of €0.02 per share in share capital and as a reduction to reserves. The five preference shares will be issued at €0.02 nominal value for no cash consideration. Once the aggregate amount of approximately €147 million has been paid on the preference shares, the preference shares will have voting rights and rights to profits equal to such rights of ordinary shares. The Company has agreed with the holders of the preference shares, however, to repurchase the preference shares for no consideration simultaneously with, or shortly after, the approximately €147 million has been paid.

Note 30. Share Equity Plan, page F-62

14.	We note your response to comment 16 in our letter dated April 23, 2013. Your disclosures on page F-62 do not appear to indicate that any unvested limited partnership interests in the management equity plan have been issued since the plan was implemented in 2011. Please confirm and clarify your disclosures accordingly. Similarly, your disclosures on page F-31 state that no instruments have been issued that may potentially have a dilutive effect.

In response to the Staff’s comment, the Company confirms that no limited partnership interests have been issued by Omega Management GmbH & Co. KG (“Management KG”) since July 2011. The Company respectfully advises the Staff that participants who invested in the management equity plan (“MEP”) in April 2011 and July 2011 acquired limited partnership interests directly from Management KG by way of a capital contribution to Management KG (which capital contribution was used to fund the purchase by Management KG of class A ordinary

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 6, 2013

shares and class B2 ordinary shares of Constellium Holdco B.V., as described in Note 30). Participants who invested in the MEP after that time acquired already-outstanding limited partnership interests from an existing limited partner, Stichting Management Omega, a Dutch foundation that serves as a “warehousing” entity for limited partnership interests that are repurchased from MEP participants who cease to be employed by the Company. The acquisition by (or reacquisition from) MEP participants of already outstanding limited partnership interests in Management KG does not by itself increase (or decrease) the number of underlying shares of Constellium Holdco B.V. that are held by Management KG. Therefore, acquisitions or transfers of these outstanding limited partnership interests do not have the potential to dilute (or concentrate) the equity of the Company and thus no disclosure is appropriate in Note 12.

Note 33. Pro Forma Information (Unaudited), page F-63

15.	We note your response to comment 19 in our letter dated April 23, 2013. Please clearly disclose how you are arriving at the amount of earnings for the twelve months preceding the dividend distribution, including the specific months that are being included in your computation. We also remind you that the number of shares to be added to the denominator for purposes of pro forma per share data should not exceed the total number of shares to be issued in the offering.

In response to the Staff’s comment, the Company has updated the disclosure in the Registration Statement. Please refer to page F-64 of Amendment No. 5.

*        *        *

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1128 or Alison M. Zieske at (212) 403-1107.

Very truly yours,

/s/ Karessa L. Cain

Karessa L. Cain

Enclosure

cc:	Jeremy Leach (Constellium Holdco B.V.)

Keith L. Halverstam (Latham & Watkins LLP)